

Cusip: #585168 107

NEWS RELEASE

MegaWest Issues Correction

Calgary, Alberta; August 4, 2010 – MegaWest Energy Corp., (the "Company" or "MegaWest"), **(OTCBB:MGWSF)** issues a correction to the terms of the junior Secured Convertible Notes that were announced on August 3, 2010 as follows:

FINANCING

$2,200,000 Junior Secured Convertible Notes:
- *Conversion Price:* Was originally announced as US$0.07 per common share. The correct conversion price is US$0.05 per common share.

Please refer to the company's press release issued on August 3, 2010 for the remainder of the financing terms.

FOR FURTHER INFORMATION PLEASE CONTACT:

Kelly D. Kerr, Vice President Finance & CFO
Telephone: 403.861.4104

George T. Stapleton II, CEO
Telephone: 281.499.7498

Suite 902, #105, 150 Crowfoot Crescent NW
Calgary, T3G 3T2

Email: investor.relations@megawestenergy.com
Website: www.megawestenergy.com